SECURITIES AND EXCHANGE COMMISSION
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BCB Bancorp, Inc.
(Name of Registrant as Specified In Its Charter)
Committee for Sound Corporate Governance
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The Committee for Sound Corporate Governance
7 East 41st Street, Bayonne, NJ 07002

Donald S. Cymbor	Robert G. Doria	Susan Ferraro
Phyllis Wasserman Garelick	John J. Hughes	Virginia Boele Kemp
Gary R. Maita	Michael Masone	H. Mickey McCabe
Kenneth R. Poesl	Henry Sanchez	Mark A. Smith
Joseph Tagliareni

April 6, 2004

Dear Valued Colleague:

        As you may know, eight members of the Board of Directors have decided to run an alternative slate of directors against the 10 nominees put forth by the current BCB board.

        Although this was not an easy decision we did this to address serious concerns we have about corporate governance practices at the bank.

        We write today to express to you—the employees of Bayonne Community Bank—our deep gratitude and support.

        Since it was founded in November 2000, Bayonne Community Bank has been a tremendous success story. In a relatively short period of time we have added two branches and grown to more than $300 million in assets.

        This success is directly attributable to you, the managers and employees, and we recognize that our success begins and ends with you. We have relied on you every step of the way and if we are successful in the upcoming election of directors, we will need you as we move ahead to even greater successes.

        Please know that we are committed to respecting and protecting our greatest asset—our devoted employees. Our dedication to Bayonne Community Bank's mission of serving our community remains steadfast. If you have any questions or concerns, please do not hesitate to call any one of us. For more information, you can obtain a copy of the Committee's proxy statement for free at the Securities and Exchange Commission web site at www.sec.gov, or from the Committee by calling (201) 436-1886.

        You are also invited to attend a Special BCB Employee Information Reception at the Big Apple Restaurant, 414 Broadway, Bayonne, NJ on April 12th at 7 pm. Refreshments will be served.

        Again, thank you for all you have done, and for all you will do.

Sincerely,
The Committee for Sound Corporate Governance